October 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Liz Packebusch

Re:	Pyrophyte Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 16, 2021

CIK No. 0001848756

Dear Ms. Packebusch:

On behalf of our client, Pyrophyte Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 3, 2021, relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on August 16, 2021 (the “Registration Statement”).

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please have your independent auditors revise the date of their report to correct typographical error contained therein.

Response: The independent auditors have revised the date of their report on page F-2 of the Registration Statement, in accordance with the Staff’s comment.

Statements of cash flows, page F-6

2.	Please revise the heading for one of the columns presented in your Statements of cash flows to indicate that the information presented therein is for the period from February 12, 2021 (Inception) to February 24, 2021.

Response: The Company has revised the Statements of Cash Flows on page F-6 of the Registration Statement, in accordance with the Staff’s comment.

United States Securities and Exchange Commission

October 4, 2021

General

3.	We note your new disclosure regarding potential anchor investors. Please revise to disclose whether there is a ceiling on the amount that each anchor investor may purchase and quantify any ceiling. If there is no ceiling, please disclose the potential material impact on the public investors. We may have additional comments upon a review of your response.

Response: The Company respectfully advises the Staff that it has decided not to proceed with obtaining expressions of interest from potential anchor investors at this time and, as such, it has removed such disclosure from the Registration Statement.

* * *

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Sten Gustafson, Pyrophyte Acquisition Corp.

2